Exhibit 99.1

Maris-Tech Completes Full 360° HD Video Stitching with Thermal-Day Image Fusion on Diamond Ultra

New software delivers seamless 360° panoramic viewing in thermal, day or fused modes for armored vehicle situational awareness

Rehovot, Israel, July 20, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global provider of video and AI-based edge computing technology, today announced the completion of full 360-degree HD video stitching capability with thermal-day image fusion on its Diamond Ultra platform, integrated with the Company’s Peridot Night vision system.

The new capability is designed to provide operators with a seamless 360-degree panoramic view instead of requiring them to switch between individual camera feeds. They can view the panorama in daylight, thermal, or fused thermal-day mode while navigating smoothly around the entire scene.

The development marks Maris-Tech’s first complete 360-degree stitching solution. While the Company previously demonstrated stitching across the 90-degree field of view of its Peridot Night system, the new software extends this capability to a full 360-degree panoramic image, representing a significant advancement in real-time video processing at the edge.

Designed for situational awareness and terrain dominance in armored vehicles, the solution provides crews operating inside closed vehicles with a continuous view of their surroundings in every direction. Operators can scroll around the panorama using a touch display while maintaining full HD image quality.

Combining seamless 360-degree video stitching with thermal-day image fusion is a complex technical challenge. Diamond Ultra brings these capabilities together in a single panoramic view, allowing operators to help maintain continuous awareness without switching between camera feeds.

The underlying architecture also supports future integration with virtual reality (VR) headsets, enabling head movement to control the operator’s viewing direction and creating a natural “look through the vehicle” experience as the technology evolves.

“Achieving seamless 360-degree stitching in software, combined with real-time thermal and day image fusion, is one of the more complex challenges in edge video processing,” said Israel Bar, CEO of Maris-Tech. “This capability allows armored vehicle crews to maintain a continuous, high-definition view of their surroundings in every direction, and reflects the ongoing development of our Diamond Ultra and Peridot Night platforms. We believe it will provide meaningful operational value to our customers, and the architecture positions us to support additional viewing interfaces, such as VR headsets, as the technology matures.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the expected operational value of its full 360-degree HD video stitching and thermal-day image fusion capabilities, potential future applications of the technology, including integration with virtual reality interfaces, and the anticipated benefits of the Company’s products for its customers. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com